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                              January 3, 2023

       Ming Zhu
       Chief Executive Officer
       Fundhomes 1, LLC
       1700 Westlake Ave. N., Suite 200
       Seattle, WA 98109

                                                        Re: Fundhomes 1, LLC
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed December 19,
2022
                                                            File No. 024-11939

       Dear Ming Zhu:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2022 letter.

       Amended Offering Statement on Form 1-A

       General

   1. We note your response to comment 1. Please revise the Summary, Risk Factors and where appropriate to
clarify the maximum time period during which an investor's funds could be held pending a
closing, whether or not the investor's subscription is accepted or rejected. In this
regard, we note you retain discretion regarding closings and the ability to terminate the
offerings, including in the event of the Company not raising enough capital prior to the date on
which the property purchase is scheduled to close or the termination of the applicable purchase
and sale agreement. Refer to prior comment 1 from our letter dated November 14,
2022.
 Ming Zhu
Fundhomes 1, LLC
January 3, 2023
Page 2

       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNameMing Zhu
                                                        Division of Corporation
Finance
Comapany NameFundhomes 1, LLC
                                                        Office of Real Estate &
Construction
January 3, 2023 Page 2
cc:       Jason Powell, Esq.
FirstName LastName